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                             August 26, 2021

       Brian Mitts
       Chief Financial Officer
       VineBrook Homes Trust, Inc.
       2515 McKinney Avenue, Suite 1100
       Dallas, TX

                                                        Re: VineBrook Homes
Trust, Inc.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed July 28, 2021
                                                            File No. 000-56274

       Dear Mr. Mitts:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G Filed July 28, 2021

       Business
       Net Asset Value (NAV)
       Amended Valuation Methodology, page 10

   1. We note that the Green Street Valuation Methodology includes estimates of growth, income, margin and
risk. Please identify the source of these estimates, and disclose those provided to Green
Street by the company or its affiliates.
 Brian Mitts
FirstName
VineBrookLastNameBrian     Mitts
            Homes Trust, Inc.
Comapany
August 26, NameVineBrook
            2021            Homes Trust, Inc.
August
Page 2 26, 2021 Page 2
FirstName LastName
Financial Information
Summary Historical and Pro Forma Financial Data
Summary Pro Forma Financial Data, page 51

2. We note your response to comment 3 and continue to consider the disclosures provided in the summary pro forma financial data.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp at (202) 551-3805 or Kristina Marrone at
(202) 551-3429
if you have questions regarding comments on the financial statements and related matters.
Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:      Justin S. Reinus, Esq.